DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

WRITER'S DIRECT
212 450 6141
matthew.telford@dpw.com

File No. 82-4939

October 22, 2004

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant information concerning the award of the Chicago Skyway Toll Bridge System contract, filed with the Spanish CNMV on the 15th of October,
- Significant information concerning the interim dividend, filed on the 29th of October.

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

(NY) 07945/001/12G04/10.22.sec.doc

In compliance with the provisions of Article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT INFORMATION

Cintra Concesiones de Infraestructuras de Transporte, S.A. (Cintra), a subsidiary of Grupo Ferrovial, S.A., has been awarded the Chicago Skyway Toll Bridge System contract.

The winning consortium is composed of Cintra (55%) and Australian group Macquarie (45%).

The 99-year contract for the Chicago Skyway Toll Bridge System involves the upkeep and operation of a 12.5-km toll road. Opened to traffic in 1959, the Skyway has three lanes each way, with 37% of elevated roadway including the 750-metre bridge over the Calumet river. It links the Dan Ryan Expressway (southern access to the city of Chicago) with the Indiana Toll Road (access to Indiana, Michigan and the north-eastern states).

The project represents an investment of 1.820 billion dollars.

Cintra is currently in the process of an initial public offering prior to listing its shares. The corresponding prospectus was registered with the Comisión Nacional del Mercado de Valores on 8 October.

Madrid, 15 October 2004.

José María Pérez Tremps
Director and General Secretary of GRUPO FERROVIAL, S.A.

In accordance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the *Comisión Nacional del Mercado de Valores* of the following:

SIGNIFICANT EVENT

On 29 October 2004, in accordance with article 216 of the Consolidated Spanish Corporations Law, the Board of Directors resolved to distribute 0.25 euros gross per share as the 2004 interim dividend.

That dividend will be paid from 15 November 2004.

Madrid, 29 October 2004.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.